UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               Parkervision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    701354102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page (except any items to which this form provides a cross reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                        (Continued on following page(s))

CUSIP No. 701354102        SCHEDULE 13G

========= ======================================================================
1         Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ----------------------------------------------------------------------

          Banca del Gottardo
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*

          (a) [ ]
          (b) | |
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Citizenship or Place of Organization
          Switzerland
-------------------- ----- -----------------------------------------------------
     Number of       5     Sole Voting Power          250,000 (1)
      Shares         ----- -----------------------------------------------------
   Beneficially      6     Shared Voting Power        1,200,139 (1)(2)
     Owned By        ----- -----------------------------------------------------
       Each          7     Sole Dispositive Power     250,000 (1)
     Reporting       ----- -----------------------------------------------------
      Person         8     Shared Dispositive Power   1,200,139 (1)(2)
       With
--------- ----------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   1,450,139 (1)

--------- ----------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------- ----------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)             8.1% (3)

--------- ----------------------------------------------------------------------
12        Type of Reporting Person*                                       BK (4)
========= ======================================================================

* SEE INSTRUCTIONS

----------

     1 As of November 30, 2003.

     2 These shares are held for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of the Reporting Person's business.

     3 Calculated on the basis of 17,951,654 shares of Common Stock outstanding, 15, 640,940 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003 plus an additional 2,310,714 shares subsequently issued, as publicly disclosed by the Issuer.

     4 The Reporting Persons have received relief from the SEC to file as a "Qualified Institutional Investor."

CUSIP No. 701354102        SCHEDULE 13G

========= ======================================================================
1         Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ----------------------------------------------------------------------

          Gotthardfin Ltd. (1)
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*

          (a) [ ]
          (b) | |
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Citizenship or Place of Organization
          Bahamas
-------------------- ----- -----------------------------------------------------
     Number of       5     Sole Voting Power          0
      Shares         ----- -----------------------------------------------------
   Beneficially      6     Shared Voting Power        0 (1)
     Owned By        ----- -----------------------------------------------------
       Each          7     Sole Dispositive Power     0
     Reporting       ----- -----------------------------------------------------
      Person         8     Shared Dispositive Power   0 (1)
       With
--------- ----------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                           0 (1)

--------- ----------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------- ----------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)                0%

--------- ----------------------------------------------------------------------
12        Type of Reporting Person*                                       BK (2)
========= ======================================================================

* SEE INSTRUCTIONS

----------

     1 Gotthardfin Ltd., formerly a subsidiary of Banca del Gottardo, through which Banca del Gottardo held shares of the Issuer, has been liquidated, and the shares formerly held by Gotthardfin Ltd. are now held directly by Banca del Gottardo. Accordingly, beginning with this Amendment, Gotthardfin Ltd. Is no longer a joint filer pursuant to Rule 13d-1(k), and this and subsequent amendments to the Reporting Persons' Statement on Schedule 13G with respect to the Common Stock of Parkervision, Inc. is and will be filed by Banca del Gottardo alone.

     2 The Reporting Persons have received relief from the SEC to file as a "Qualified Institutional Investor."

Item 1(a).  Name of Issuer:

            Parkervision, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8493 Baymeadows Way
            Jacksonville, Florida  32256

Item 2(a).  Name of Person Filing:

            Banca del Gottardo

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            Banca del Gottardo
            Viale S. Franscini 8
            CH-6901 Lugano, Switzerland

Item 2(c).  Citizenship:  See Item 4 of Cover Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

            701354102

Item 3.     If this statement is filed pursuant to Rules 13D-1(b) or 13D-2(b) or
            (c), check whether the person filing is a:

            (a) [ ] Broker or dealer  registered under section 15 of the Act
                    (15 U.S.C. 78o).

            (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)
                    (ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

Item 4.     Ownership:

            (a) Amount Beneficially Owned:         See Item 9 of Cover Pages

            (b) Percent of Class:                  See Item 11 of Cover Pages

            (c) Number of shares as to which the person has:

                 (i)  Sole power to vote or to direct the vote    See Item 5 of
                                                                  Cover Pages

                 (ii) Shared power to vote or to direct the vote  See Item 6 of
                                                                  Cover Pages

                 (iii)Sole power to vote or to direct the vote    See Item 7 of
                                                                  Cover Pages

                 (iv) Shared power to dispose or to direct the    See Item 8 of
                      disposition of                              Cover Pages

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Under accounts managed on a discretionary basis by Banca del Gottardo, various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer. No such interest relates to more than 5% of the outstanding common stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See Note 1 of the "Gotthardfin Ltd." Cover Page.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10(a). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Item 10(b). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(c):

            Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2003

                                   BANCA DEL GOTTARDO



                                   By:  /S/ LUCA SONCINI
                                        -------------------------------------
                                        Name:  Luca Soncini
                                        Title:  Member of the Executive Board


                                   By:  /S/ ANNA MAESTRINI
                                        -------------------------------------
                                        Name:  Anna Maestrini
                                        Title:  Officer





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